EXHIBIT 14



FOR IMMEDIATE RELEASE
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For further information contact:

Dennis E. Burke
Executive Vice President--Administration
Best Power Technology, Incorporated
(800) 365-6145

               DELAWARE SHAREHOLDER LITIGATION FILED IN
        ACQUISITION OF BEST POWER TECHNOLOGY BY GENERAL SIGNAL.

     NECEDAH, WI, May 31, 1995 ... Best Power Technology, Incorporated (NASDAQ: BPTI) announced today that shareholder litigation has been filed in Delaware with respect to the pending acquisition of Best
Power Technology by General Signal Corporation (NYSE: GSX).   Best
Power Technology, the individual members of its Board of Directors and General Signal are named as defendants. The plaintiff alleges that the directors of Best Power Technology breached their fiduciary duties and failed to make material disclosures to the company's shareholders in the board's approval of the sale of the company to General Signal at $21 per share.

     In announcing the litigation, Paul F. Koeppe, Chairman of Best Power Technology's Executive Committee, stated that "It is unfortunate but predictable that a frivolous lawsuit such as this would be filed. Best Power Technology will defend the case vigorously, and there is no change in the Board's recommendation of the General Signal transaction." The shareholders of Best Power Technology have until June 13 to respond to General Signal's pending $21 per share cash tender offer for all outstanding Best Power Technology stock. Immediately prior to announcement of the transaction, Best Power Technology's stock traded at approximately $13.00 per share.

     Best Power Technology separately announced that it has been advised by the U.S. Federal Trade Commission that the Commission has completed its investigation of the company's proposed sale to General Signal. The Commission has decided to take no further action with regard to the transaction. This decision satisfies a condition to General Signal's cash tender offer for Best Power Technology.

     Best Power Technology, Incorporated, founded in 1977, is a recognized leader in the design and manufacture of systems to protect computers and other sensitive equipment from power irregularities. Headquartered in Necedah, Wisconsin, with 1994 sales of $149.4 million, the company has sales offices worldwide and employs over 1,000 people.








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     General Signal Corporation, with 1994 sales of $1.53 billion, is a leading supplier of equipment and instrumentation for the process control, electrical and industrial technology industries.
















































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